UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: September 14, 2023

   Commission File Number 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-263376) OF UBS AG AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Form 6-K consists of the media release which appears immediately following this page.

Media Relations Tel. +41-44-234 85 00

13 September 2023

Announcement of exchange offer of certain UBS AG senior unsecured notes

Zurich, 13 September 2023 – UBS AG, acting through its London branch (the “Issuer”), is offering to exchange, on the terms and conditions described in the registration statement on Form F-4 (the “Registration Statement”) filed with the US Securities and Exchange Commission (“SEC”) on 24 August 2023:

(i) All of its outstanding 1.250 per cent. Notes due June 2026 (ISIN No. US902674YH70 (144A) and USH7220NAN06 (Reg S); CUSIP No. 902674YH7 (144A) and H7220NAN0 (Reg S)) (the “2026 Original Notes”) for a like principal amount of new 1.250% Notes due June 1, 2026 (the “2026 Exchange Notes”), and

(ii)  All of its outstanding 4.500 per cent. Notes due 26 June 2048 (ISIN No. US902674XN57 (144A) and USH7220NAG54 (Reg S); CUSIP No.902674 XN5 (144A) and H7220N AG5 (Reg S)) (the “2048 Original Notes” and together with the 2026 Original Notes, the “Original Notes”) for a like principal amount of new 4.500% Notes due June 26, 2048 (the “2048 Exchange Notes” and together with the 2026 Exchange Notes, the “Exchange Notes”).

We refer to each of these offers as an “Exchange Offer” and together as the “Exchange Offers.”

UBS AG is conducting the Exchange Offers to give existing holders of Original Notes, which have not been registered with the SEC, the option to obtain SEC-registered securities issued by UBS AG, which will also rank pari passu with all other outstanding unsecured and unsubordinated obligations of UBS AG, present and future, except such obligations as are preferred by operation of law.

Each Exchange Note issued in exchange for an Original Note will have an interest rate and maturity date that are identical to the interest rate and maturity date of such tendered Original Note, as well as identical interest payment dates. No accrued but unpaid interest will be paid on the Original Notes in connection with the applicable Exchange Offer. Instead, the first interest payment for each series of Exchange Notes issued in the exchange will have accrued from, -and including, the most recent interest payment date for the Original Notes of the corresponding series on which interest was paid. However, the terms of the Exchange Notes will differ from the terms of the Original Notes in certain other important respects.

Please see “Comparison of Material Terms between the Exchange Notes and the Original Notes” in the Registration Statement.

The Exchange Offers commence on 13 September 2023. Tenders of Original Notes in connection with any of the Exchange Offers may be withdrawn at any time prior to one minute after 11:59 p.m., New York City time, on 12 October 2023 (such date, in respect of each Exchange Offer, the “Expiration Date”) unless extended, withdrawn or terminated at the sole discretion of the Issuer.

UBS AG, News Release, 13 September 2023	Page 1 of 3

Media Relations Tel. +41-44-234 85 00

As from one minute after 11:59 p.m., New York City time, on the applicable Expiration Date, Original Notes that were tendered may not be validly withdrawn unless UBS AG is otherwise required by law to permit withdrawal.

In exchange for each USD 1,000 principal amount of Original Notes of a series (subject to a minimum tender of USD 200,000 aggregate principal amount of Original Notes of such series) that is validly tendered and not validly withdrawn prior to one minute after 11:59 p.m., New York City time, on the applicable Expiration Date, holders will be eligible to receive USD 1,000 principal amount of Exchange Notes of the corresponding series.

No Original Notes of a given series will be accepted for exchange unless, with respect to each series of Exchange Notes, the aggregate principal amount of Exchange Notes to be issued on the applicable Settlement Date in exchange for the corresponding series of Original Notes is greater than or equal to USD 500,000,000.

The Exchange Offers are being made pursuant to the terms and conditions set forth in UBS AG’s prospectus related to the Exchange Offers, dated 13 September 2023 (the “Prospectus”), which forms part of the Registration Statement, and the related Letter of Instruction (the “Letter of Instruction”). Copies of the Prospectus, the Letter of Instruction and other documents filed with the SEC by UBS AG are available to holders of Original Notes free of charge through the website maintained by the SEC at www.sec.gov. Copies of the Prospectus and the Letter of Instruction are available to holders of Original Notes free of charge through the exchange and information agent, Kroll Issuer Services Limited., by calling +44 20 7704 0880 or by emailing ubs@is.kroll.com.

UBS AG, News Release, 13 September 2023	Page 2 of 3

Media Relations Tel. +41-44-234 85 00

The above is provided for information purposes only. The Exchange Offers are being made solely pursuant to the terms and conditions described in the Prospectus and related annexes and Letter of Instruction. This media release shall not constitute an offer to sell or the solicitation of an offer to buy any securities that are part of the Exchange Offers nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. No investment decision relating to securities should be made on the basis of this document. The Exchange Notes will not be listed on any securities exchange.

This media release is intended solely for information purposes and does not constitute or form part of, and may not be construed as, an offer or invitation to sell securities, the solicitation of an offer to underwrite, subscribe for or otherwise acquire securities or a recommendation regarding any securities. The publication of this media release as well as the offer and sale of securities may be subject to restrictions in certain jurisdictions. Persons who might come into possession of this media release must inform themselves about and comply with any applicable legal or regulatory restrictions.

This media release may contain statements that constitute “forward-looking statements,” within the meaning of applicable securities laws. While these forward-looking statements represent UBS AG’s judgments and future expectations concerning the development of UBS AG, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. For a discussion of the risks and uncertainties that may affect UBS AG please refer to the "Risk Factors" and other sections of UBS AG’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS AG

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com/media

UBS AG, News Release, 13 September 2023	Page 3 of 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Campi
Name: Ella Campi Title: Executive Director

Dated: September 14, 2023